UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               SECURED INCOME L.P.
                     ---------------------------------------
                                (Name of Issuer)

                      Units of Limited Partnership Interest
                     ---------------------------------------
                         (Title of Class of Securities)

                                      None
                               ------------------
                                 (CUSIP Number)

                                  July 10, 2000
       -------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]     Rule 13d-1(b)

        [X]     Rule 13d-1(c)

        [ ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following pages(s))

                                 SCHEDULE 13G

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1)   Name of Reporting Person
     I.R.S. Identification Nos. of above persons (entities only)

MP INCOME FUND 11, L.P.
MP INCOME FUND 12, LLC
MP INCOME FUND 16, LLC
ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS III, LTD.
ACCELERATED HIGH YIELD GROWTH FUND II, LTD.
ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD.
PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME FUND 3
MP-DEWAAY FUND, LLC
SPECIFIED INCOME FUND, A CALIFORNIA LIMITED PARTNERSHIP
MACKENZIE PATTERSON SPECIAL FUND, LLC
MACKENZIE PATTERSON SPECIAL FUND 3, LLC
MACKENZIE PATTERSON SPECIAL FUND 5, LLC
MP FALCON FUND, LLC
MP VALUE FUND 4, LLC
MP VALUE FUND 5, LLC
MP VALUE FUND 6, LLC
MACKENZIE PATTERSON, INC.
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                    (a)  [ X ]
     if a Member of a Group
     (See Instructions)                      (b) [     ]

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization

MP INCOME FUND 11, L.P.                                            California
MP INCOME FUND 12, LLC                                             California
MP INCOME FUND 16, LLC                                             California
ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS III, LTD.           Florida
ACCELERATED HIGH YIELD GROWTH FUND II, LTD.                        Florida
ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD.                  Florida
PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME FUND 3               California
MP-DEWAAY FUND, LLC                                                California
SPECIFIED INCOME FUND, A CALIFORNIA LIMITED PARTNERSHIP            California
MACKENZIE PATTERSON SPECIAL FUND 5, LLC                            California
MACKENZIE PATTERSON SPECIAL FUND, LLC                              California
MP FALCON FUND, LLC                                                California
MP VALUE FUND 4, LLC                                               California
MP VALUE FUND 5, LLC                                               California
MP VALUE FUND 6, LLC                                               California
MACKENZIE PATTERSON SPECIAL FUND 3, LLC                            California
MACKENZIE PATTERSON, INC.                                          California

--------------------------------------------------------------------------------

Number of Shares
Beneficially Owned
by Each Reporting
Person with :

(5)  Sole Voting Power

The Reporting Persons beneficially own an aggregate of 160,502 Units of limited partnership interest of the Issuer, or 16.3% of the total outstanding Units reported by the Issuer as of the end of its most recent fiscal year at December 31, 1999. MacKenzie Patterson, Inc. is the manager or general partner of each of the Reporting Persons, and therefore may be deemed to control voting and disposition of the Units held by each Reporting Person. Each Reporting Person may therefore be deemed to share ultimate voting and disposition power over the aggregate number of Units held by all Reporting Persons, subject to any extraordinary vote of each Reporting Person's members or limited partners, among whom none is a controlling person of any Reporting Person and who are not otherwise affiliated with one another.

(6)  Shared Voting Power

The Reporting Persons beneficially own an aggregate of 160,502 Units of limited partnership interest of the Issuer, or 16.3% of the total outstanding Units reported by the Issuer as of the end of its most recent fiscal year at December 31, 1999. MacKenzie Patterson, Inc. is the manager or general partner of each of the Reporting Persons, and therefore may be deemed to control voting and disposition of the Units held by each Reporting Person. Each Reporting Person may therefore be deemed to share ultimate voting and disposition power over the aggregate number of Units held by all Reporting Persons, subject to any extraordinary vote of each Reporting Person's members or limited partners, among whom none is a controlling person of any Reporting Person and who are not otherwise affiliated with one another.

(7)  Sole Dispositive Power

The Reporting Persons beneficially own an aggregate of 160,502 Units of limited partnership interest of the Issuer, or 16.3% of the total outstanding Units reported by the Issuer as of the end of its most recent fiscal year at December 31, 1999. MacKenzie Patterson, Inc. is the manager or general partner of each of the Reporting Persons, and therefore may be deemed to control voting and disposition of the Units held by each Reporting Person. Each Reporting Person may therefore be deemed to share ultimate voting and disposition power over the aggregate number of Units held by all Reporting Persons, subject to any extraordinary vote of each Reporting Person's members or limited partners, among whom none is a controlling person of any Reporting Person and who are not otherwise affiliated with one another.

(8)  Shared Dispositive Power

The Reporting Persons beneficially own an aggregate of 160,502 Units of limited partnership interest of the Issuer, or 16.3% of the total outstanding Units reported by the Issuer as of the end of its most recent fiscal year at December 31, 1999. MacKenzie Patterson, Inc. is the manager or general partner of each of the Reporting Persons, and therefore may be deemed to control voting and disposition of the Units held by each Reporting Person. Each Reporting Person may therefore be deemed to share ultimate voting and disposition power over the aggregate number of Units held by all Reporting Persons, subject to any extraordinary vote of each Reporting Person's members or limited partners, among whom none is a controlling person of any Reporting Person and who are not otherwise affiliated with one another.

-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially

     Owned by Each Reporting Person
                                                                 Units

MP INCOME FUND 11, L.P.                                           6,330
MP INCOME FUND 12, LLC                                              625
MP INCOME FUND 16, LLC                                           22,042
ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS III, LTD.          2,574
ACCELERATED HIGH YIELD GROWTH FUND II, LTD.                       2,200
ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD.                 3,400
PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME FUND 3             12,218
MP-DEWAAY FUND, LLC                                               6,396
SPECIFIED INCOME FUND, A CALIFORNIA LIMITED PARTNERSHIP           6,250
MACKENZIE PATTERSON SPECIAL FUND, LLC                             1,351
MACKENZIE PATTERSON SPECIAL FUND 3, LLC                           7,300
MACKENZIE PATTERSON SPECIAL FUND 5, LLC                          12,500
MP FALCON FUND, LLC                                              17,000
MP VALUE FUND 4, LLC                                             12,500
MP VALUE FUND 5, LLC                                             19,553
MP VALUE FUND 6, LLC                                             28,263
MACKENZIE PATTERSON, INC.                                        ***

*** MacKenzie Patterson, Inc. may be deemed to be the beneficial owner of the aggregate of 160,502 Units beneficially owned by the other Reporting Persons, as it is the manager or general partner of each. It does not have any pecuniary interest in such securities, and its beneficial ownership is due solely to its management agreement with each such Reporting Person.

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount                                          [ ]
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                   16.3%

--------------------------------------------------------------------------------

12)  Type of Reporting Person
     (See Instructions)
                                                                    Type

MP INCOME FUND 11, L.P.                                             PN
MP INCOME FUND 12, LLC                                              OO
MP INCOME FUND 16, LLC                                              OO
ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS III, LTD.            PN
ACCELERATED HIGH YIELD GROWTH FUND II, LTD.                         PN
ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD.                   PN
PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME FUND 3                PN
MP-DEWAAY FUND, LLC                                                 OO
SPECIFIED INCOME FUND, A CALIFORNIA LIMITED PARTNERSHIP             PN
MACKENZIE PATTERSON SPECIAL FUND, LLC                               OO
MACKENZIE PATTERSON SPECIAL FUND 3, LLC                             OO

MACKENZIE PATTERSON SPECIAL FUND 5, LLC                             OO
MP FALCON FUND, LLC                                                 OO
MP VALUE FUND 4, LLC                                                OO
MP VALUE FUND 5, LLC                                                OO
MP VALUE FUND 6, LLC                                                OO
MACKENZIE PATTERSON, INC.                                           CO

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                                       4

Item 1.
------

     (a) The name of issuer as to whose securities this statement relates is Secured Income L.P., a Delaware limited partnership (the "Issuer").

     (b) The address of the Issuer's principal place of business is 599 W. Putnam Avenue, Greenwich, Connecticut 06830.

Item 2.
-------

     (a-c) MP INCOME FUND 11, L.P.; MP INCOME FUND 12, LLC MP INCOME FUND 16, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS III, LTD.; ACCELERATED HIGH YIELD GROWTH FUND II, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD.; PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME FUND 3; MP-DEWAAY FUND, LLC; SPECIFIED INCOME FUND, A CALIFORNIA LIMITED PARTNERSHIP; MACKENZIE PATTERSON SPECIAL FUND, LLC; MACKENZIE PATTERSON SPECIAL FUND 3, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MP FALCON FUND, LLC; MP VALUE FUND 4, LLC; MP VALUE FUND 5, LLC; MP VALUE FUND 6, LLC; and MACKENZIE PATTERSON, INC. (the "Reporting Persons") are the Reporting Persons. Each of the Reporting Persons other than MacKenzie Patterson, Inc. is a private limited partnership or limited liability company engaged in real estate investment and each is managed by MacKenzie Patterson, Inc. The principal business address of each is 1640 School Street, Moraga, California 94556. The state of organization of each Reporting Person is set forth in Item 4 on the cover page opposite its name.

     (d-3) The subject securities are the Issuer's Units of limited partnership interest ("Units"). The Issuer does not have a CUSIP number.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or ------ (c) check whether the person filing is a:

         (a-j) Not applicable.

Item 4.  Ownership.
------   ---------

     (a-c) The Reporting Persons beneficially own an aggregate of 160,502 Units of limited partnership interest of the Issuer, or 16.3% of the total outstanding Units reported by the Issuer as of the end of its most recent fiscal year at December 31, 1999. MacKenzie Patterson, Inc. is the manager or general partner of each of the Reporting Persons, and therefore may be deemed to control voting and disposition of the Units held by each Reporting person. Each Reporting Person may therefore be deemed to share ultimate voting and disposition power over the aggregate number of Units held by all Reporting Persons, subject to any extraordinary vote of each Reporting Person's members or limited partners, among whom there are no controlling persons and who are not otherwise affiliated with one another. The number of Units beneficially owned by each of the Reporting Persons, and the percentage of the Issuer's total outstanding Units represented by such ownership is set forth in the following table:

                                                                Units    Percent

MP INCOME FUND 11, L.P.                                          6,330   0.64%
MP INCOME FUND 12, LLC                                             625   0.06%
MP INCOME FUND 16, LLC                                          22,042   2.23%
ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS III, LTD.         2,574   0.26%
ACCELERATED HIGH YIELD GROWTH FUND II, LTD.                      2,200   0.22%
ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD.                3,400   0.34%
PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME FUND 3            12,218   1.24%
MP-DEWAAY FUND, LLC                                              6,396   0.65%
SPECIFIED INCOME FUND, A CALIFORNIA LIMITED PARTNERSHIP          6,250   0.63%
MACKENZIE PATTERSON SPECIAL FUND, LLC                            1,351   0.14%
MACKENZIE PATTERSON SPECIAL FUND 3, LLC                          7,300   0.74%
MACKENZIE PATTERSON SPECIAL FUND 5, LLC                         12,500   1.27%
MP FALCON FUND, LLC                                             17,000   1.73%
MP VALUE FUND 4, LLC                                            12,500   1.27%
MP VALUE FUND 5, LLC                                            19,553   1.99%
MP VALUE FUND 6, LLC                                            28,263   2.87%
MACKENZIE PATTERSON, INC.                                       ***      ***

*** MacKenzie Patterson, Inc. may be deemed to be the beneficial owner of the aggregate of 160,502 Units beneficially owned by the other Reporting Persons, as it is the manager or general partner of each. It does not have any pecuniary interest in such securities, and its beneficial ownership is due solely to its management agreement with each such Reporting Person.

Item 5.  Ownership of Five Percent or Less of a Class.
------   --------------------------------------------

         Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
------   ---------------------------------------------------------------

         The subject shares are all owned by the Reporting Persons on behalf of their respective equity owners. No person's interest in any Reporting Person represents ownership of in excess of 5% of the class outstanding. None of the Reporting Persons' equity owners has any direct ownership or control of the subject securities. Management authority over such securities is held by MacKenzie Patterson, Inc.

Item 7.  Identification and Classification of the Subsidiary Which
------   ---------------------------------------------------------
         Acquired the Security Being Reported on By the Parent Holding
         -------------------------------------------------------------
         Company.
         -------

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
------   ---------------------------------------------------------

          Not applicable.


Item 9.   Notice of Dissolution of Group.
------    ------------------------------

          Not applicable.

Item 10.  Certification.
-------   -------------

     By signing below, each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               SIGNATURES

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

Date:  July 13, 2000

MP INCOME FUND 11, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President.

MP INCOME FUND 12, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MP INCOME FUND 16, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS III, LTD.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President.

ACCELERATED HIGH YIELD GROWTH FUND II, LTD.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President.

ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President.

PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME FUND 3

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President.

MP-DEWAAY FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

SPECIFIED INCOME FUND, A CALIFORNIA LIMITED PARTNERSHIP

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President.

MACKENZIE PATTERSON SPECIAL FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MACKENZIE PATTERSON SPECIAL FUND 3, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MACKENZIE PATTERSON SPECIAL FUND 5, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MP FALCON FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MP VALUE FUND 4, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MP VALUE FUND 5, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MP VALUE FUND 6, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MACKENZIE PATTERSON, INC.

By:      /s/ Christine Simpson
         Christine Simpson, Vice President